UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Blackstone Private Equity Strategies Fund L.P.

(Name of Issuer)

Blackstone Private Equity Strategies Fund L.P.

(Name of Person(s) Filing Statement)

Class I, Class D and Class S Limited Partnership Units

(Title of Class of Securities)

09262A 309, 09262A 200 and 09262A 101

(CUSIP Number of class of securities)

Kate O’Neil

345 Park Avenue, 40th Floor

New York, New York 10154

(212) 583-5000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Benjamin C. Wells

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

July 1, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. All information set forth in the Offer to Purchase (as defined below) is incorporated herein by reference in answer to all items in this Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)

The name of the issuer is Blackstone Private Equity Strategies Fund L.P. (the “Fund”). The Fund is a private fund that is exempt from registration under Section 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund is organized as a Delaware limited partnership. Certain investors with particular tax characteristics, such as tax-exempt investors and non-U.S. investors, invest in the Fund through Blackstone Private Equity Strategies Fund (TE) L.P., a Delaware limited partnership (the “Feeder”). The Feeder intends to invest all or substantially all of its assets in Class I Units (as defined below) of the Fund, and is participating directly, on behalf of its investors, in the Fund’s Offer to Purchase through its interest in the Fund, subject to any terms and conditions of the Fund’s repurchase program. The principal executive office of the Fund is located at 345 Park Avenue, 40th Floor, New York, New York 10154 and the telephone number is (212) 583-5000.

(b)

The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class I limited partnership units (the “Class I Units”), Class D limited partnership units (the “Class D Units”) and Class S limited partnership units (the “Class S Units” and together with Class I Units and Class D Units, the “Units”) or portions thereof. As of the close of business on June 30, 2024, there were 114,745,994 Units outstanding, comprised of 63,954,404 Class I Units, 1,874,867 Class D Units and 48,916,722 Class S Units outstanding, respectively. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 3,442,380 Units that are tendered by its unitholders (the “Unitholders”), including, for the avoidance of doubt, indirectly by unitholders of the Feeder (the “Feeder Unitholders”), and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). Unless otherwise specified, references to Unitholders herein shall include Feeder Unitholders and Feeder Unitholders shall have a right to participate in the Offer under the same terms as direct unitholders of the Fund. The Units subject to the Offer represent approximately 3% of the Fund’s outstanding Units as of June 30, 2024.

(c)	Units are not traded in any market.

Item 3.	Identity and Background of Filing Person.

(a)

The Fund is tendering for its own Units. The information required by this Item is set forth in Item 2(a) above. Blackstone Private Investments Advisors L.L.C. (the “Investment Manager”) serves as the investment manager for the Fund, Blackstone Private Equity Strategies Associates L.P. (the “General Partner” and, together with the Investment Manager, as applicable, the “Sponsor”) serves as the general partner for the Fund. The Sponsor is located at 345 Park Avenue, 40th Floor, New York, New York 10154 and its telephone number is (212) 583-5000. The Fund’s executive officers and the directors serving on the Fund’s board of directors (each, a “Director” and collectively the “Board”) are set forth below as of June 30, 2024:

Name	Position
Christopher James	Chairperson, Chairperson of the Board
Viral Patel	Chief Executive Officer
Thomas Morrison	President
Susanne Desch	Chief Operating Officer
Eric Liaw	Chief Investment Officer
Christopher Striano	Chief Financial Officer
David Blitzer	Director
Joan Solotar	Director
Raymond J. Beier	Independent Director
Grace Vandecruze	Independent Director
John Hershey	Independent Director
Susan Roth Katzke	Independent Director

(b)-(c) Not applicable.

Item 4.	Terms of the Transaction.

(a)(1) (i)	Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 3,442,380 Units that are tendered by Unitholders by 11:59 p.m., Eastern Time, on July 31, 2024 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)	The purchase price of a Unit (or portion thereof) tendered will be its net asset value as of September 30, 2024 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Unitholder that tenders Units that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Unitholder that the Fund has received and accepted their tender. Such Unitholder will be issued a non-interest bearing, non-transferable promissory note (the “Note”) entitling the tendering Unitholder to receive an amount equal to the value of the Unitholder’s Units accepted for purchase by the Fund determined as of the Valuation Date. The Note will be held for the Unitholder by SS&C GIDS, Inc., the Fund’s transfer agent (the “Transfer Agent”). Forms of the Acceptance Letter and the Note are attached hereto as Exhibits (a)(1)(iv) and (a)(1)(v), respectively, and incorporated herein by reference.

(iii)	The Offer is scheduled to expire on July 31, 2024 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)	Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Unitholders may be required to deliver their Letter of Transmittal to their Financial Intermediary, as defined in the Summary Term Sheet (instead of directly to SS&C GIDS, Inc.). All Unitholders tendering Units should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)	Not applicable.

(b)	Any Units to be purchased from any executive officer, Director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units. To the Fund’s knowledge, none of the executive officers, Directors, or affiliates of the Fund intend to tender Units in the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)	The Fund’s Private Placement Memorandum, as amended and/or supplemented from time to time (the “Memorandum”), provides that the Sponsor has the discretion to determine whether the Fund will purchase Units from Unitholders from time to time pursuant to written tenders. The Sponsor expects that the Fund will purchase Units from Unitholders quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Directors, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes of This Tender Offer and Plans or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Units are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Not applicable.

(d)	None of the Fund, the Sponsor, the Board or any person controlling the Fund, the Sponsor or the Board has determined at this time to borrow funds to purchase Units tendered in connection with the Offer. Depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Units, subject to compliance with the Fund’s governing documents. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Unitholders.

Item 8.	Interest in Securities of the Issuer.

(a)	Based on the number of Units outstanding as of June 30, 2024, the following persons own the number of Units indicated in the below table. The following persons only hold Class I Units.

Person	Units	Percentage of the Fund’s Outstanding Units
General Partner	500,000	*
Christopher James	10,000	*
Viral Patel	38,906	*
Thomas Morrison	39,180	*
Susanne Desch	1,000	*
Eric Liaw	8,000	*
Christopher Striano	2,000	*
Joan Solotar	200,000	*
David Blitzer	—	*
Raymond J. Beier	3,841	*
Grace Vandecruze	3,500	*
John Hershey	—	*
Susan Roth Katzke	—	*

*	Less than 1%.

None of the persons listed above intends to tender any of his or her Units in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Fund has issued an aggregate of approximately 68,086 Units to the Sponsor, Directors or executive officers of the Fund, or any person controlling the Fund or the Sponsor, for net proceeds of approximately $1.75 million to the Sponsor, Directors or executive officers of the Fund, or any person controlling the Fund or the Sponsor. Other than transactions conducted pursuant to the Fund’s continuous offering of Units, as disclosed on current reports on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on May 29, 2024 and June 28, 2024, respectively, which are incorporated by reference herein (in each case, to the extent that the material contained therein is deemed “Filed” rather than “furnished”), there have been no other transactions in Units effected during the past sixty (60) days by the Fund, the Sponsor, or any Director or executive officer of the Fund, or any person controlling the Fund or the Sponsor.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a)

The audited annual financial statements of the Fund dated December 31, 2023, as filed with the SEC on EDGAR on March 15, 2024 are incorporated by reference. The Fund will prepare and make available to Unitholders the audited annual financial statements of the Fund within 120 days after the close of the period for which the report is being made, or as otherwise required by applicable law.

(b)	Not applicable.

Item 11.	Additional Information.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) None.

(5) None.

(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)(1)	(i) Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii) Offer to Purchase.

(iii) Forms of Letter of Transmittal.

(iv) Form of Letter from the Fund to Unitholders in Connection with the Fund’s Acceptance of Units.

(v) Form of Promissory Note.

(vi) Forms of Notice of Withdrawal of Tender.

(a)(2)-(4)	Not applicable.

(b)	None.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE PRIVATE EQUITY STRATEGIES FUND L.P.

By:	/s/ Kate O’Neil
Name:	Kate O’Neil
Title:	Vice President and Secretary

Dated: July 1, 2024

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Forms of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Unitholders in Connection with the Fund’s Acceptance of Units.

(a)(1)(v)	Form of Promissory Note.

(a)(1)(vi)	Forms of Notice of Withdrawal of Tender.

EX-FILING FEES	Calculation of Filing Fee Table